

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Ross W. McCanless, Esq.
Chief Legal Officer
Extended Stay America, Inc.
ESH Hospitality, Inc.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

> **Re:** **Extended Stay America, Inc.**
> **ESH Hospitality, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed October 22, 2013**
> **File No. 333-190052**

Dear Mr. McCanless:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We continue to consider you response to comment 3 in our letter dated October 18, 2013 and may have further comment.

ESH REIT Distribution Policy, page 57

Expected Distributions, page 58

2. Please revise to discuss whether the anticipated source of the distributed cash will be from operations of Extended Stay America, Inc, ESH Hospitality, Inc or both. In addition, please revise to clarify whether distributions will be paid by Extended Stay America, Inc, ESH Hospitality, Inc or both. In your response tell us the quarterly and annual expected

distribution for each company and the respective distribution rates. Please also provide a separate calculation of cash available for distribution for ESH Hospitality, Inc.

3. We note your statement that "income and cash flows from operations for the twelve months ending December 31, 2013 will be substantially the same as the income and cash flows from operations for the twelve months ended December 31, 2012." However, we also note your significant hotel renovation efforts, the fact that net earnings and cash provided by operating activities for the six months ended June 30, 2013 has increased approximately 129% and 90% respectively, and the fact that ESH Hospitality, Inc. will enter into new lease agreements with Extended Stay America, Inc as part of the pre-IPO transactions. Given these changes, please tell us how the Company was able to conclude that historical results are sufficiently indicative of future results so as to provide a reasonable basis for the estimated dividend.

4. Please revise your calculation of cash available for distribution to provide estimated CAD for the twelve months ended June 30, 2014 beginning your calculation with pro forma net income for the twelve months ended June 30, 2013.

5. Please explain to us in greater detail how you determined your adjustments to add pro forma debt extinguishment costs, pro forma restructuring expenses and non-recurring income tax expense to net earnings are required to calculate cash available for distribution.

6. Please clarify why your estimate of capital expenditures is limited to required capex and not based on the greater of historical recurring capex (typically based on a three year average) or estimated recurring capex.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Stuart H. Gelfond, Esq.
        Paul D. Tropp, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP